TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Strong finish to 2019; 2020 outlook reflects our strategic resolve and growing optimism

Saskatoon, Saskatchewan, Canada, February 7, 2020 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the fourth quarter and year ended December 31, 2019 in accordance with International Financial Reporting Standards (IFRS).

“As expected, we had a strong finish to 2019,” said Tim Gitzel, Cameco’s president and CEO. “We delivered 14 million pounds of uranium in the fourth quarter, and, in 2019, we generated $527 million in cash from operations, demonstrating our financial resilience.

“We continue to do what we said we would do, and our results and outlook for 2020 are a direct result of our deliberate, value-oriented strategy. We are executing on all strategic fronts; operational, marketing and financial. We added just over 36 million pounds of deliveries to our long-term contract portfolio, more than replacing what we delivered in 2019, while maintaining leverage to higher future uranium prices. In addition, we have more prospective long-term business in the contract pipeline than we have seen since 2011. We are responsibly managing our supply, and our balance sheet is strong. We are starting 2020 with $1.1 billion in cash and $1 billion in long-term debt with maturities in 2022, 2024 and 2042.

“Our optimism and confidence in a uranium market transition is growing, driven by the long-term fundamentals. The underlying fact is that uranium demand is going up, while supply is going down. Today, the market is failing to send the appropriate signals. Current prices are putting future supply availability at risk. This is not sustainable. The longer the transition takes, the greater the likelihood that the uranium price will go beyond what is required to incent tier-one production to return to the market. We expect this will provide the opportunity for us to capture additional value in our contract portfolio and support the restart of our tier-one assets.

“We are committed to identifying and addressing the environmental, social and governance (ESG) risks and opportunities that we believe may have a significant impact on our ability to add long-term value for our stakeholders. We have a vision to ‘energize a clean air world,’ which is clearly aligned with the world’s growing demand for energy, while helping to avoid some of the worst consequences of climate change. Thanks to our strategy, we have the financial resolve necessary to help us achieve our vision.

“We are a commercially motivated supplier, with a diversified portfolio of assets, including a tier-one production portfolio that is among the best in the world. We will continue to be disciplined and make the decisions necessary to keep the company strong and viable for the long term.”

Summary of 2019 results and developments:

•

Net earnings of $74 million; adjusted net earnings of $41 million: Results were driven by a strong fourth quarter and execution on all strategic fronts, and were largely in accordance with the outlook provided in our third quarter MD&A.

•	Federal Court of Appeal hearing scheduled: The Federal Court of Appeal hearing in our tax dispute with Canada Revenue Agency has been scheduled for March 4, 2020.

•

Received dividend of $10.6 million (US) from JV Inkai: In December of 2019, we received a dividend payment from JV Inkai. As a result of the loan repayment in the third quarter, JV Inkai will now distribute excess cash, after working capital requirements, to the partners as dividends. Our share of dividends follows our production purchase entitlements. See Uranium – Tier-one operations – Inkai in our fourth quarter and annual MD&A.

•	More than replaced volumes delivered in 2019: We added just over 36 million pounds of deliveries to our contract portfolio, resulting in total commitments to sell over 130 million pounds of U3O8.

•

Responsibly managing our supply: Due to market dynamics, we decided to delay some of our spot purchases in 2019 and to draw our inventory down. Our total purchase volume, from all sources, was 19 million pounds, slightly lower than our outlook of 21 million to 23 million pounds. To meet our committed deliveries and achieve our desired working inventory, we plan to purchase between 20 million and 22 million pounds of uranium in 2020, the majority of which we expect will be drawn from the spot market. With the expected delivery pattern in 2020 heavily weighted to the last three quarters of the year and the timing of our purchase commitments, we are confident in our ability to meet our delivery commitments.

•

Greater focus on technology and its applications: We are implementing an initiative intended to improve efficiency and reduce costs across the organization, with a particular focus on innovation and accelerating the adoption of advanced digital and automation technologies.

Consolidated financial results

	THREE MONTHS ENDED		YEAR ENDED
CONSOLIDATED HIGHLIGHTS	DECEMBER 31		DECEMBER 31
($ MILLIONS EXCEPT WHERE INDICATED)	2019	2018	2019	2018
Revenue	874	831	1,863	2,092
Gross profit	184	207	242	296
Net earnings attributable to equity holders	128	160	74	166
$ per common share (basic)	0.32	0.40	0.19	0.42
$ per common share (diluted)	0.32	0.40	0.19	0.42
Adjusted net earnings (non-IFRS, see page 3)	94	202	41	211
$ per common share (adjusted and diluted)	0.24	0.51	0.10	0.53
Cash provided by operations (after working capital changes)	274	57	527	668

The 2019 annual financial statements have been audited; however, the 2018 fourth quarter and 2019 fourth quarter financial information presented is unaudited. You can find a copy of our 2019 annual MD&A and our 2019 audited financial statements on our website at cameco.com.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the three months and year ended December 31, 2019, compared to the same period in 2018.

		THREE MONTHS ENDED		YEAR ENDED
	CHANGES IN EARNINGS	DECEMBER 31		DECEMBER 31
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2018	160	202	166	211

	Change in gross profit by segment
(we calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Higher (lower) sales volume	20	20	(27)	(27)
	Lower realized prices ($US)	(84)	(84)	(133)	(133)
	Foreign exchange impact on realized prices	6	6	35	35
	Lower costs	15	15	10	10

	change – uranium	(43)	(43)	(115)	(115)

Fuel services	Higher sales volume	5	5	13	13
	Higher (lower) realized prices ($Cdn)	5	5	(11)	(11)
	Lower costs	11	11	29	29

	change – fuel services	21	21	31	31

	Other changes
	Lower administration expenditures	2	2	17	17
	Lower exploration expenditures	1	1	6	6
	Change in reclamation provisions	36	—	57	—
	Change in gains or losses on derivatives	64	(1)	113	(1)
	Change in foreign exchange gains or losses	(25)	(25)	(45)	(45)
	Change in earnings from equity-accounted investments	7	7	13	13
	Arbitration award in 2019 related to TEPCO contract	—	—	52	52
	Gain on sale of interest in Wheeler River Joint Venture in 2018	(17)	(17)	(17)	(17)
	Gain on restructuring of JV Inkai in 2018	—	—	(49)	—
	Gain on customer contract restructuring in 2018	—	—	(6)	(6)
	Sale of exploration properties in 2018	—	—	(7)	(7)
	Reversal of tax provision in 2018 related to CRA dispute	—	—	(61)	(61)
	Change in income tax recovery or expense	(69)	(44)	(126)	(82)
	Other	(9)	(9)	45	45

	Net earnings - 2019	128	94	74	41

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and is adjusted for reclamation provisions for our Rabbit Lake and US operations, which have been impaired, the gain on restructuring of JV Inkai, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with our net earnings for the three months and years ended December 31, 2019 and 2018.

	THREE MONTHS ENDED		YEAR ENDED
	DECEMBER 31		DECEMBER 31
($ MILLIONS)	2019	2018	2019	2018
Net earnings attributable to equity holders	128	160	74	166

Adjustments
Adjustments on derivatives	(18)	47	(49)	65
Reclamation provision adjustments	(26)	10	3	60
Gain on restructuring of JV Inkai	—	—	—	(49)
Income taxes on adjustments	10	(15)	13	(31)

Adjusted net earnings	94	202	41	211

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 15 of our annual financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

			THREE MONTHS ENDED			YEAR ENDED
			DECEMBER 31			DECEMBER 31
HIGHLIGHTS			2019	2018	CHANGE	2019	2018	CHANGE
Uranium	Production volume (million lbs)		2.7	2.4	13%	9.0	9.2	(2)%
	Sales volume (million lbs)		14.0	12.6	11%	31.5	35.1	(10)%
	Average realized price	($US/lb)	35.92	40.50	(11)%	33.77	37.01	(9)%
		($Cdn/lb)	47.50	53.11	(11)%	44.85	47.96	(6)%
	Revenue ($ millions)		666	670	(1)%	1,414	1,684	(16)%
	Gross profit ($ millions)		136	179	(24)%	153	268	(43)%
Fuel services	Production volume (million kgU)		4.0	3.5	14%	13.3	10.5	27%
	Sales volume (million kgU)		6.2	5.1	22%	14.1	11.6	22%
	Average realized price	($Cdn/kgU)	24.61	23.56	4%	26.21	26.78	(2)%
	Revenue ($ millions)		152	120	27%	370	313	18%
	Gross profit ($ millions)		47	24	96%	90	59	53%

Management’s discussion and analysis (MD&A) and financial statements

The 2019 annual MD&A and consolidated financial statements provide a detailed explanation of our operating results for the three and twelve months ended December 31, 2019, as compared to the same periods last year, and our outlook for 2020. This news release should be read in conjunction with these documents, as well as our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: statements relating to execution of our strategy, our expectations regarding uranium markets, future uranium prices and their impact on us and our ability to restart our tier-one assets, our financial condition, our business prospects and outlook, including our ability to meet delivery commitments, expected spot market and other purchases and their timing, our expected receipt of future dividends from JV Inkai, improving efficiency and reducing costs across our organization, our ability to add long-term value through identifying and addressing environmental, social and governance risks and opportunities, and expected dates for future announcements of our financial results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; a major accident at a nuclear power plant; unexpected changes in our production, purchases, sales, costs, deliveries, and government regulations or policies; changes in trade restrictions; the risk that our views on our prospects, execution of our strategy, uranium markets and prices, including spot market prices, our financial condition, 2020 delivery commitments and purchases, and receipt of future dividends from JV Inkai prove to be inaccurate; taxes and currency exchange rates; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; the risk that our contract counterparties may not satisfy their commitments; the risk that our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts prove to be incorrect; the risk that we may not be successful in addressing environmental, social and governance risks; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the ability of JV Inkai to pay dividends; taxes and currency exchange rates; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; the successful outcome of any litigation or arbitration claims or appeals against us; the impact of addressing environmental, social and governance risks; and our ability to announce future financial results when expected.

Please also review the discussion in our 2019 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our fourth quarter conference call on Friday, February 7, 2020 at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, March 7, 2020, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 3964)

2020 quarterly report release dates

We plan to announce our 2020 quarterly results as follows:

•	first quarter consolidated financial and operating results: before markets open on May 1, 2020

•	second quarter consolidated financial and operating results: before markets open on July 30, 2020

•	third quarter consolidated financial and operating results: before markets open on November 6, 2020

The 2021 date for the announcement of our fourth quarter and 2020 consolidated financial and operating results will be provided in our 2020 third quarter MD&A. Announcement dates are subject to change.

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Jeff Hryhoriw	(306) 385-5221